UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Evolus, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

30052C107
(CUSIP Number)

Rick Taketa
Alphaeon 1 LLC
4040 MacArthur Boulevard, Suite 310
Newport Beach, CA 92660
(949) 260-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Alphaeon 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,064,871 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,064,871 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,064,871 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 3 of 6 Pages

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on January 17, 2020 and Amendment No. 1 filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on September 20, 2021. The Reporting Person is filing this Schedule 13D/A solely to correct the names of entities identified in footnotes 2 and 5 of Schedule A hereto.

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D/A relates to the shares of common stock, $0.00001 par value per share (“Common Stock”), of Evolus, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 520 Newport Center Drive, Suite 1200, Newport Beach, CA 92660.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D/A is filed by Alphaeon 1 LLC, a Delaware limited liability company (the “Reporting Person”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that it and certain other persons constitute a “group.” Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b) The principal business address of the Reporting Person is 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660.

(c) The full name of the Reporting Person is Alphaeon 1 LLC. The principal business address of the Reporting Person is 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660. The Reporting Person’s principal business is to serve as a holding company of shares of Common Stock of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was formed as a wholly owned subsidiary of AEON Biopharma, Inc. (“AEON”) for the purpose of holding 8,662,346 shares of the Issuer’s Common Stock (the “Contributed Shares”) previously held by AEON. Pursuant to a Contribution Agreement dated January 8, 2020, by and between the Reporting Person and AEON (the “Contribution Agreement”), AEON contributed the Contributed Shares to the Reporting Person (the “Contribution”). On January 8, 2020, AEON distributed all of the outstanding membership interests of the Reporting Person to the stockholders of AEON (the “Distribution”).

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person was formed as a wholly owned subsidiary of AEON for the purpose of holding the Contributed Shares. On January 8, 2020, pursuant to the Contribution Agreement, AEON consummated the Contribution and AEON contributed the Contributed Shares to the Reporting Person. On January 8, 2020, AEON distributed all of the outstanding membership interests of the Reporting Person to the stockholders of AEON. In connection with the Distribution, the Reporting Person entered into Warrant Agreements (the “Warrant Agreements”) with certain holders (the “Noteholders”) of AEON’s convertible notes (the “Convertible Notes”), pursuant to which, the Reporting Person will issue contingent warrants (the “Contingent Warrants”) to the Noteholders exercisable for Contributed Shares under certain circumstances. The Contingent Warrants are exercisable at the option of the holders thereof (the “Warrantholders”) only at the time of a qualified public offering of AEON or at the time of any “Event of Default” under the Convertible Notes and are exercisable for the number of Contributed Shares equal to the quotient obtained by dividing (x) the Payment Amount as set forth in the Convertible Notes tendered by the Warrantholder by (y) the market value of the Contributed Shares, pursuant to and limited by the terms of the Warrant Agreement.

The Reporting Person expects to review from time to time its holdings in the Issuer and may, depending on the market and other conditions, dispose of additional shares of the Issuer’s Common Stock. Additionally, the Reporting Person will liquidate its assets and distribute the balance of the Contributed Shares to its members (in accordance with the Reporting Person’s Limited Liability Company Agreement and AEON’s certificate of incorporation, as amended) upon the initial public offering or liquidation event of AEON.

Except as set forth herein, the Reporting Person currently has no present plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover page to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D/A is calculated based upon the sum of (i) 54,576,156 shares of Common Stock issued and outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.

(b) See rows (7) through (10) of the cover page to this Schedule 13D/A for the number of shares of Common Stock, as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person has affected the following transaction in the Common Stock of the Issuer during the last sixty days:

On September 2, 2021, the Reporting Person sold 2,597,475 shares of the Common Stock of the Issuer in a block sale transaction at a price of $9.50 per share.

(d) Except as set forth in Item 4, no person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock. However, the members of the Reporting Person have the right to participate in the receipt of dividends from, and in the proceeds from the sale of, the shares of Common Stock in accordance with their respective membership interests and rights in the Reporting Person.

(e) Not applicable.

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 for a description of the Contribution Agreement and Warrant Agreement.

In addition, on January 8, 2020, the Reporting Person entered into a Joinder Agreement (the “Joinder”) to a Stockholders’ Agreement dated December 14, 2017, by and among the Issuer, AEON and certain other parties thereto (the “Stockholders’ Agreement”). The Stockholders’ Agreement provides the Reporting Person with certain registration rights and other obligations.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A

Contribution Agreement, dated January 8, 2020, by and between Alphaeon 1 LLC and AEON Biopharma, Inc. (Incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Person with the SEC on January 17, 2020)

Exhibit B

Form of Warrant Agreement, dated January 8, 2020, by and among Alphaeon 1 LLC and the Noteholders. (Incorporated by reference to Exhibit B to the Schedule 13D filed by the Reporting Person with the SEC on January 17, 2020)

Exhibit C

Stockholders’ Agreement, dated December 14, 2017, by and among AEON Biopharma, Inc., Dental Innovations BVBA, Longitude Venture Partners II, L.P. and Evolus, Inc. (Incorporated by reference to Exhibit 4.2 to Evolus, Inc. Registration Statement on Form S-1, File No. 333-222478, filed with the SEC on January 9, 2018)

Exhibit D

Joinder Agreement, dated January 8, 2020, by and among Alphaeon 1 LLC and the parties to the Stockholders’ Agreement. (Filed by reference to Exhibit D to the Schedule 13D filed by the Reporting Person with the SEC on January 17, 2020)

CUSIP No. 30052C107	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D/A is true, complete and correct.

Dated: September 27, 2021

ALPHAEON 1 LLC

By:	/s/ Rick Taketa
Name:	Rick Taketa
Title:	Manager

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each manager and executive officer of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D/A except as otherwise disclosed herein.

Alphaeon 1 LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Business Address	Number of Shares Held(1)
Simone Blank(2)(4)	Manager	Investor	Germany	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	443,957
Robert Grant(3)	Manager	Chairman	United States	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	1,151,701
Vikram Malik(3)(4)	Manager	Private Investor	United States	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	1,217,168
Darren O’Brien	Manager	Managing Director, Sailing Capital Advisors (Hong Kong) Limited	United States	Unit 2006-08, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong	0
Rick Taketa	Manager	Investor	United States	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	5,801
Jost Fischer(5)	Manager	Investor	Germany	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	559,233

(1)	Includes shares of Common Stock that may be deemed beneficially owned by each of the Instruction C Persons and does not include any shares of Common Stock held by the Reporting Person.

(2)

Includes 367,577 of the reported securities that are directly owned by Dental Innovations Apus Investment BV (“DIAI”) and may be deemed beneficially owned by the Instruction C Person as a shareholder of DIAI. The Instruction C Person disclaims beneficial ownership of such reported securities except to the extent of her pecuniary interest therein, and this report shall not be deemed an admission that such Instruction C Person is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)

Includes 1,143,701 of the reported securities that are directly owned by Strathspey Crown Holdings Group, LLC (“SCH”) and may be deemed beneficially owned by the Instruction C Person as a control person of SCH. The Instruction C Person disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that such Instruction C Person is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(4)	Includes 57,067 of the reported securities subject to options exercisable within 60 days that are owned by the Instruction C Person.

(5)

Includes 555,983 of the reported securities that are directly owned by Dental Innovation Investment A BV (“DIIA”) and may be deemed beneficially owned by the Instruction C Person as a shareholder of DIIA. The Instruction C Person disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that such Instruction C Person is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

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